Exhibit 99.1

TLC Reports Third Quarter 2019 Financial Results

and Provides Business Update

SOUTH SAN FRANCISCO, CA and TAIPEI, Taiwan – October 22, 2019 – TLC (Nasdaq: TLC, TWO: 4152), a clinical-stage specialty pharmaceutical company developing novel nanomedicines to target areas of unmet medical need in pain management, ophthalmology and oncology, today announced financial results for the third quarter ended September 30, 2019, and provided a business update.

“The third quarter of 2019 showed continued significant progress for TLC, as we kicked off the Phase III clinical trial of TLC599 for osteoarthritis knee pain,” said George Yeh, President of TLC. “We are hopeful that results from this pivotal trial will support a New Drug Application (NDA) submission for TLC599 with the US Food and Drug Administration (FDA). We also continue to advance our broad pipeline, with last patient enrollment of the Phase II clinical trial of TLC590 for the treatment of postsurgical pain expected in the first half of 2020. In addition, the timely addition of Dr. Vincent Chang to our team as Vice President of Manufacturing and Development reflects our investment towards ensuring that we have the best quality supply for our clinical trials and are well-positioned to move forward for potential commercial launches.”

Clinical Pipeline Update and Upcoming Milestones

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Initiation of Phase III pivotal clinical trial of TLC599 osteoarthritis knee. The multi-center, randomized, double-blind, placebo- and active comparator-controlled study, “EXCELLENCE”, will treat about 500 patients at 40-50 sites in the United States and Australia to evaluate the safety and efficacy of single and repeated doses of TLC599 for up to 52 weeks.

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Potential cartilage-protecting effects of TLC599 will be presented in a poster at 2019 ACR/ARP Annual Meeting in Atlanta, GA, on November 12, 2019. Magnetic resonance imaging (MRI) evaluation suggests slowing of cartilage damage and potential chondroprotection in osteoarthritis of the knee.

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E-poster presentation at ANESTHESIOLOGY® 2019 showed TLC590 for the management of postsurgical pain to yield more immediate and longer lasting pain relief than ropivacaine in hernia repair surgery. A publication in the International Journal of Nanomedicine details the ten-fold half-life of TLC590 and its prolonged analgesic effect compared to ropivacaine in preclinical studies. A Phase II, randomized, double-blind, comparator- and placebo-controlled clinical trial to evaluate the safety, pharmacokinetics and efficacy of TLC590 following bunionectomy is ongoing; enrollment of the last patient is expected to take place in the first half of 2020.

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Poster presentation at ESMO 2019 demonstrated the potential of TLC178 (liposomal vinorelbine) to treat sarcomas with decreased dosing frequency and reduced toxicity. In preclinical studies, TLC178 exhibited more anti-tumor activity than a) doxorubicin in the soft tissue sarcoma model and b) both non-liposomal vinorelbine (VNB) and VNB + cyclophosphamide in the rhabdomyosarcoma model, and showed an improved pharmacokinetic profile and five-fold accumulation at the tumor site compared to VNB. An ongoing Phase I/II dose escalation clinical trial in adults has recruited 33 patients thus far.

Corporate Highlights

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Appointment of new Vice President of Manufacturing Development. Vincent Chang, PhD, has a deep experience in process development, project management and quality assurance attained from over 35 years at Abbott, Roche, GlaxoSmithKline and Bayer. Dr. Chang will guide the Company in affairs related to the chemistry, manufacturing and controls of its product candidates.

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Provided updates at Baird Global Healthcare Conference and Janney Healthcare Conference; discussed TLC’s pain programs at BTIG Pain Management Forum among a panel of experts and key opinion leaders as to the potential benefits of TLC599 and TLC590 as non-opioid treatments for pain.

•	Expanded global intellectual property protection to 140 patents, with 63 patents granted and 77 applications worldwide as of September 30, 2019.

Third Quarter 2019 Financial Results

Operating revenue for the third quarter of fiscal 2019 was NT$18.8 million (US$0.6 million), a 23.3% increase compared to NT$15.3 million (US$0.5 million) in the third quarter of fiscal 2018. Operating expenses for the third quarter of fiscal 2019 was NT$198.1 million (US$6.4 million), a 9.5% decrease compared to NT$218.9 million (US$7.2 million) in the third quarter of fiscal 2018. Net loss for the third quarter of fiscal 2019 was NT$178.4 million (US$5.7 million), compared to a loss of NT$196.0 million (US$6.4 million) in the third quarter of 2018, or a net loss of NT$2.80 (US$0.09) per share for the third quarter of fiscal 2019, compared to a net loss of NT$3.52 (US$0.12) per share for the third quarter of fiscal 2018.

The Company’s cash and cash equivalents and time deposits with maturity over three months (which are classified as “current financial assets at amortized cost” in the Company’s consolidated financial statements) were NT$1,007.5 million (US$32.5 million) as of September 30, 2019, compared to NT$1,114.6 million (US$36.4 million) as of December 31, 2018.

Financial Summary

Selected Consolidated Balance Sheet Data

	December 31, 2018		September 30, 2019
	NT$000	US$000	NT$000	US$000
Cash and cash equivalents and time deposit	$1,114,634	$36,414	$1,007,539	$32,450
Total current assets	1,188,695	38,834	1,078,571	34,737
Total assets	1,417,921	46,322	1,372,213	44,194
Total current liabilities	344,288	11,248	536,234	17,270
Long-term borrowings	368,010	12,023	56,000	1,804
Total liabilities	748,725	24,460	659,061	21,226
Total equity	669,196	21,862	713,152	22,968

Selected Consolidated Statements of Operations Data

	Three-month periods ended September 30,				Nine-month periods ended September 30,
	2018		2019		2018		2019
	NT$000	US$000	NT$000	US$000	NT$000	US$000	NT$000	US$000
Operating revenue	$15,279	$502	$18,837	$607	$44,942	$1,475	$197,194	$6,351
Operating expenses
General and administrative expenses	(34,368)	(1,128)	(40,226)	(1,296)	(102,130)	(3,353)	(119,129)	(3,837)
Research and development expenses	(184,557)	(6,059)	(157,901)	(5,085)	(551,399)	(18,102)	(611,273)	(19,687)

Total operating expenses	(218,925)	(7,187)	(198,127)	(6,381)	(653,529)	(21,455)	(730,402)	(23,524)

Loss before income tax	(195,731)	(6,426)	(178,301)	(5,742)	(594,192)	(19,508)	(530,331)	(17,080)
Income tax expense	(269)	(9)	(124)	(4)	(680)	(22)	(1,255)	(40)

Net loss	$(196,000)	$(6,435)	$(178,425)	$(5,746)	$(594,872)	$(19,530)	$(531,586)	$(17,120)

Total other comprehensive loss	$(1,120)	$(36)	$(1,675)	$(54)	$(703)	$(23)	$(759)	$(25)

Total comprehensive loss	$(197,120)	$(6,471)	$(180,100)	$(5,800)	$(595,575)	$(19,553)	$(532,345)	$(17,145)

Loss per share of common stock
Basic and diluted loss per share (in dollars)	$(3.52)	$(0.12)	$(2.80)	$(0.09)	$(10.68)	$(0.35)	$(8.35)	$(0.27)

About TLC

TLC (NASDAQ: TLC, TWO: 4152) is a clinical-stage specialty pharmaceutical company dedicated to the research and development of novel nanomedicines that maximize the potential of its proprietary lipid-assembled drug delivery platform (LipAD™). TLC believes that its deep experience with liposome science allows a combination of onset speed and benefit duration, improving active drug concentrations while decreasing unwanted systemic exposures. TLC’s BioSeizer® technology is designed to enable local sustained release of therapeutic agents at the site of disease or injury; its NanoX™ active drug loading technology is designed to alter the systemic exposure of a drug, potentially reducing dosing frequency and enhancing distribution of liposome-encapsulated active agents to the desired site. These technologies are versatile in the choice of active pharmaceutical ingredients, and scalable with respect to manufacturing. TLC has a diverse, wholly owned portfolio of therapeutics that target areas of unmet medical need in pain management, ophthalmology, and oncology.

Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this press release include, without limitation, statements regarding TLC’s expectations regarding the clinical development of TLC’s product candidates, including TLC599, TLC590 and TLC178, the clinical benefits of TLC’s product candidates, the timing, scope, progress and outcome of TLC’s clinical trials, the anticipated timelines for the release of clinical data and progress of TLC’s manufacturing capabilities. Words such as “may,” “believe,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and involve a number of risks, assumptions, uncertainties and factors, including risks that the outcome of any clinical trial is inherently uncertain and product candidates may prove to be unsafe or ineffective, or may not achieve commercial approval. Other risks are described in the Risk Factors section of TLC’s annual report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as subsequent filings with the SEC. All forward-looking statements are based on TLC’s expectations and assumptions as of the date of this press release. Actual results may differ materially from these forward-looking statements. Except as required by law, TLC expressly disclaims any responsibility to update any forward-looking statement contained herein, whether as a result of new information, future events or otherwise.

TLC Contact:

Dawn Chi

Corporate Communications

+886 2 2655 7377 ext. 136

dawn@tlcbio.com